Filed pursuant to Rule 433

November 7, 2022
Relating to

Preliminary Prospectus Supplement dated November 7, 2022

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-03

Duke Energy Florida, LLC
$500,000,000 First Mortgage Bonds, 5.95% Series due 2052

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC (the “Issuer”)
Trade Date:	November 7, 2022
Settlement Date:	November 10, 2022 (T + 3)
Ratings (Moody’s/S&P):*	A1/A (stable/stable)
Interest Payment Dates:	May 15 and November 15 of each year, beginning on May 15, 2023
Security Description:	First Mortgage Bonds, 5.95% Series due 2052 (the “Bonds”)
Principal Amount:	$500,000,000
Maturity Date:	November 15, 2052
Price to the Public:	99.362% per Bond, plus accrued interest, if any, from November 10, 2022
Coupon:	5.95%
Benchmark Treasury:	2.875% due May 15, 2052
Benchmark Treasury Yield:	4.326%
Spread to Benchmark Treasury:	+ 167 bps
Yield to Maturity:	5.996%

Redemption Provisions/ Make-Whole Call:

Prior to May 15, 2052 (which is the date that is six months prior to the maturity date of the Bonds (the “Par Call Date”)), the Issuer may redeem the Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Bonds being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26444H AN1/ US26444HAN17
Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC BNP Paribas Securities Corp. Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.
Co-Managers:	Regions Securities LLC Cabrera Capital Markets LLC Great Pacific Securities Mischler Financial Group, Inc. Multi-Bank Securities, Inc.

* Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 (toll-free), Mizuho Securities USA LLC at 1-866-271-7403 (toll-free); Scotia Capital (USA) Inc. at 1-800-372-3930 (toll-free) or TD Securities (USA) LLC at 1-855-495-9846 (toll-free).

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.